================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                    13d-2(a)

                                (Amendment No. 3)

                               World Access, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock - $0.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   98141A 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Scott D. Sullivan
                             Chief Financial Officer
                                 WorldCom, Inc.
                            500 Clinton Center Drive
                           Clinton, Mississippi 39056
                                 (601) 460-5600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ]

                         (Continued on following pages)
                              (Page 1 of 13 Pages)

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

---------------------                                         ------------------
CUSIP No. 98141A 10 1             Schedule 13D                Page 2 of 13 Pages
---------------------                                         ------------------

1)        NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          WorldCom, Inc.                                        58-1521612

          MCI WORLDCOM Network Services, Inc. (successor
               to WorldCom Network Services, Inc.)              13-2745892

          MFS Telecom, Inc.                                     36-3547776

          Brooks Fiber Communications of Texas, Inc.            43-1714867

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2)        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a)      |_|
                                                                    (b)      |_|
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3)        SEC USE ONLY


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4)        SOURCE OF FUNDS*

          00.
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5)        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                      |_|
--------------------------------------------------------------------------------
6)        CITIZENSHIP OR PLACE OF ORGANIZATION

          WorldCom, Inc.                                        Georgia

          MCI WORLDCOM Network Services, Inc. (successor
               to WorldCom Network Services, Inc.)              Delaware

          MFS Telecom, Inc.                                     Delaware

          Brooks Fiber Communications of Texas, Inc.            Delaware

--------------------------------------------------------------------------------

                         7        SOLE VOTING POWER                   7,087,313*
NUMBER OF SHARES         -------------------------------------------------------
BENEFICIALLY             8        SHARED VOTING POWER                       None
OWNED BY EACH            -------------------------------------------------------
REPORTING                9        SOLE DISPOSITIVE POWER              7,087,313*
PERSON WITH              -------------------------------------------------------
                        10        SHARED DISPOSITIVE POWER                  None
--------------------------------------------------------------------------------

---------------------                                         ------------------
CUSIP No. 98141A 10 1             Schedule 13D                Page 3 of 13 Pages
---------------------                                         ------------------


11)       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          7,087,313*
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12)       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          (SEE INSTRUCTIONS BEFORE FILLING OUT)
                                                                             |_|
--------------------------------------------------------------------------------
13)       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.6%*
--------------------------------------------------------------------------------
14)       TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------
* Share ownership numbers and percentages are approximations for the reasons stated in Item 5 of this Schedule 13D. Each reporting person is the beneficial owner of all of the reported shares although record ownership varies.

---------------------                                         ------------------
CUSIP No. 98141A 10 1             Schedule 13D                Page 4 of 13 Pages
---------------------                                         ------------------


Preliminary Statement:

     This Amendment No. 3 amends in its entirety the Schedule 13D (the "Schedule 13D") dated December 14, 1998, as amended by Amendment No. 1 dated January 13, 1999 and Amendment No. 2 dated May 26, 1999. The cover page and all items therein shall be amended and restated in their entirety as follows:

Item 1     Security and Issuer.

     Common stock, $0.01 par value per share, of World Access, Inc., a Delaware corporation ("World Access"), with its principal executive offices located at 945 East Paces Ferry Road, Suite 2240, Atlanta, Georgia 30326.

Item 2     Identity and Background.

(a) WorldCom, Inc. ("WorldCom") is a Georgia corporation (formerly known as MCI WORLDCOM, Inc.). The principal business of it and its subsidiaries is telecommunications. MCI WORLDCOM Network Services, Inc., a Delaware corporation and the successor to WorldCom Network Services, Inc., is an indirect, wholly-owned subsidiary of WorldCom. MFS Telecom, Inc., a Delaware corporation, is an indirect, wholly-owned subsidiary of WorldCom. Brooks Fiber Communications of Texas, Inc., a Delaware corporation, is an indirect, wholly-owned subsidiary of WorldCom. The principal business and principal office of each reporting person are located at 500 Clinton Center Drive, Clinton, Mississippi 39056, except that the principal business and principal office of MCI WORLDCOM Network Services, Inc. is located at 1801 Pennsylvania Avenue, N.W., Washington, D.C. 20006. During the past five years, none of the reporting persons nor, to the best of their knowledge, any of the directors or executive officers of any of the reporting persons, has had any criminal convictions, and none has been subject to a judgment, decree or final order of a judicial or administrative body of competent jurisdiction enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(b) Certain information pertaining to executive officers and directors of each reporting person is set forth on Appendix A attached hereto and incorporated herein by reference.

Item 3     Source and Amount of Funds or Other Consideration.

     The reporting persons were issued 5,893,321 shares in connection with a merger transaction closing on December 14, 1998 in which World Access acquired Cherry Communications Incorporated (d/b/a Resurgens Communications Group) ("RCG") (see Item 5 below). The reporting persons were creditors of RCG and received shares of World Access in the Merger pursuant to RCG's Second Amended Plan of Reorganization dated September 2, 1998.

     In addition, the reporting persons, pursuant to an agreement dated December 6, 1999, also received 439,892 shares of World Access common stock in connection with World Access' acquisition of FaciliCom International, Inc. ("FaciliCom") in satisfaction of obligations owed by FaciliCom to the reporting persons in the approximate amount of $4.1 million. Similarly, in satisfaction of obligations owed by Long Distance International,

---------------------                                         ------------------
CUSIP No. 98141A 10 1             Schedule 13D                Page 5 of 13 Pages
---------------------                                         ------------------


Inc. ("LDI") to the reporting persons in the approximate amount of $7.0 million, the reporting persons, pursuant to an agreement dated October 22, 1999, will receive 754,100 shares of World Access common stock in connection with World Access' acquisition of substantially all of the assets of LDI.

Item 4     Purpose of Transaction.

     While the reporting persons have no present intentions of acquiring or influencing control of World Access, they intend to monitor their investment in World Access and take actions consistent with their perceived best interest.

     In April 1999, Lawrence C. Tucker, a Director of WorldCom, Inc., joined the Board of Directors of World Access. Information regarding Mr. Tucker is provided in Appendix A hereto.

Item 5     Interest in Securities of the Issuer.

     The reporting persons presently own beneficially 6,333,213 shares of World Access common stock as of May 15, 2000, all of which shares were acquired in connection with the closing of the Merger or the FaciliCom acquisition. In addition, the reporting persons are entitled to receive 754,100 additional shares of World Access common stock in connection with the LDI transaction for an aggregate of 7,087,313 shares beneficially owned or approximately 11.6% of the presently outstanding shares of World Access common stock. Other than shares acquired in the Merger or the FaciliCom or LDI transactions, the reporting persons have acquired no shares of World Access during the sixty-day period preceding the filing of this Schedule 13D.

     Under the terms of the Merger, creditors of RCG as a group were eligible to receive up to a total of 9,375,000 shares of World Access common stock over a two and one-half year period following closing of the Merger. Of these shares, a total of 3,125,000 shares (the "Closing Shares") were issued at the closing of the Merger to the RCG creditors as a group and 6,250,000 shares (the "Contingent Shares") were placed in escrow to be issued over the two and one-half year period subject to attainment of certain earnings levels by RCG and Cherry Communications U.K. Limited ("Cherry U.K."). The exact amount to be issued to any RCG creditor, including the reporting persons, will depend upon the resolution of claims in the RCG bankruptcy proceedings. Included in the 7,087,313 shares held by the reporting persons is 1,746,500 shares of World Access common stock which the reporting persons estimate will be issued to them upon the final resolution of all creditor claims in the RCG bankruptcy proceedings.

     On December 7, 1999, a change of control provision in RCG's Agreement and Plan of Merger and Reorganization, as amended by the First and Second Amendments thereto, was triggered as a result of World Access' acquisition of FaciliCom and caused the accelerated vesting of the Contingent Shares.

     The 1818 Fund III, L.P., a Delaware limited partnership (the "1818 Fund"), may be deemed to be the beneficial owner of 6,086,956 shares of World Access common stock issuable upon (i) the conversion of 50,000 shares of preferred stock of World Access and (ii) exercise of an option to acquire up to an additional 20,000 shares of preferred stock and conversion thereof into World

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CUSIP No. 98141A 10 1             Schedule 13D                Page 6 of 13 Pages
---------------------                                         ------------------


Access common stock. The general partner of the 1818 Fund is Brown Brothers Harriman & Co. ("BBH"). Mr. Lawrence Tucker, a partner at BBH who is also a director of WorldCom, Inc., may be deemed to be the beneficial owner of these shares due to his role as co-manager of the 1818 Fund. In connection with Mr. Tucker's service on the World Access Board of Directors, Mr. Tucker was granted warrants to purchase 100,000 shares of World Access common stock at an exercise price of $11.69 per share. These warrants, which were fully vested upon issuance, expire on June 15, 2004.

Item 6 Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     The terms of the arrangement with respect to the Contingent Shares are set forth in the Agreement and Plan of Merger and Reorganization dated as of May 12, 1998, and the First and Second Amendments thereto, incorporated herein as an exhibit.

Item 7     Material to be Filed as Exhibits.

     Attached hereto or incorporated herein as exhibits are the following documents:

     (1) Written agreement related to filing of joint acquisition statement;

     (2) Agreement and Plan of Merger and Reorganization dated as of May 12, 1998, as amended by the First and Second Amendments thereto, by and among World Access, WA Telecom Products Co. (formerly known as "World Access, Inc."), RCG and WA Merger Corp. (incorporated by reference to Appendix A to the definitive proxy statement of World Access as filed with the Securities and Exchange Commission on November 12, 1998 (the "Proxy Statement") (SEC File No. 000-29782);

     (3) Share Exchange Agreement and Plan of Reorganization dated as of May 12, 1998, by and among World Access, WA Telecom Products Co., Cherry U.K., and Renaissance Partners II (incorporated by reference to Appendix B to the Proxy Statement); and

     (4) Debtor's Second Amended Plan of Reorganization dated as of September 2, 1998 (incorporated by reference to Appendix D to the Proxy Statement).

---------------------                                         ------------------
CUSIP No. 98141A 10 1             Schedule 13D                Page 7 of 13 Pages
---------------------                                         ------------------


                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 31, 2000

                                       WorldCom, Inc.

                                       By:   /S/ SCOTT D. SULLIVAN
                                            ------------------------------------
                                       Name:        Scott D. Sullivan
                                       Title:       Chief Financial Officer

                                       MCI WORLDCOM Network
                                         Services, Inc.

                                       By:   /S/ SCOTT D. SULLIVAN
                                            ------------------------------------
                                       Name:        Scott D. Sullivan
                                       Title:       Chief Financial Officer

                                       MFS Telecom, Inc.

                                       By:   /S/ SCOTT D. SULLIVAN
                                            ------------------------------------
                                       Name:        Scott D. Sullivan
                                       Title:       Chief Financial Officer

                                       Brooks Fiber Communications
                                       of Texas, Inc.

                                       By:   /S/ SCOTT D. SULLIVAN
                                            ------------------------------------
                                       Name:        Scott D. Sullivan
                                       Title:       Chief Financial Officer

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CUSIP No. 98141A 10 1             Schedule 13D                Page 8 of 13 Pages
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                                                                       EXHIBIT 1

                        AGREEMENT REGARDING JOINT FILING

     The undersigned, for good and valuable consideration, hereby agree that they shall jointly file an acquisition statement under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the acquisition by the undersigned of shares of common stock of World Access, Inc., a Delaware corporation, and that they shall cooperate with each other regarding the filing, and when appropriate, amending of such acquisition statement.

     Dated as of May 31, 2000.




WorldCom, Inc.                         MCI WORLDCOM Network Services, Inc.



By:   /S/ SCOTT D. SULLIVAN           By:  /S/ SCOTT D. SULLIVAN
     ---------------------------          --------------------------------------
Name:   Scott D. Sullivan             Name:  Scott D. Sullivan
Title:  Chief Financial Officer       Title: Chief Financial Officer




MFS Telecom, Inc.                     Brooks Fiber Communications of Texas, Inc.




By:   /S/ SCOTT D. SULLIVAN           By:   /S/ SCOTT D. SULLIVAN
     ---------------------------          --------------------------------------
Name:   Scott D. Sullivan             Name:  Scott D. Sullivan
Title:  Chief Financial Officer       Title: Chief Financial Officer

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CUSIP No. 98141A 10 1             Schedule 13D                Page 9 of 13 Pages
---------------------                                         ------------------

                                   Appendix A

               INFORMATION CONCERNING THE DIRECTORS AND EXECUTIVE
        OFFICERS OF WORLDCOM, INC., MCI WORLDCOM NETWORK SERVICES, INC., MFS TELECOM, INC. AND BROOKS FIBER COMMUNICATIONS OF TEXAS, INC.

     Part I. Directors and Executive Officers of WorldCom, Inc. ("WorldCom"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of WorldCom. The principal address of WorldCom and, unless otherwise indicated below, the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Unless otherwise indicated, each such person is a citizen of the United States. Unless otherwise indicated, each occupation set forth opposite the individual's name refers to employment with WorldCom.



                                    Present Principal Occupation or Employment;
Name and Current                    Material Positions Held During the Past Five
Business Address                    Years
----------------                    --------------------------------------------

CLIFFORD l. ALEXANDER, JR.          Mr.   Alexander   has  been  a  director  of
Alexander & Associates, Inc.        WorldCom   since   its   merger   with   MCI
400 C. Street, N.E.                 Communications    Corporation   ("MCI")   in
Washington, D.C.  20002             September  1998  (the  "MCI  Merger").   Mr.
U.S.A.                              Alexander  was a  director  of MCI until the
                                    MCI  Merger.   He  has  been   President  of
                                    Alexander  &  Associates,  Inc.,  management
                                    consultants,   since   1981   and  has  been
                                    Chairman and Chief Executive  Officer of The
                                    Dun & Bradstreet Corporation,  a provider of
                                    business-to-business  credit,  marketing and
                                    purchasing    information   and   commercial
                                    receivables   management   services,   since
                                    October  1999.  Mr.   Alexander  is  also  a
                                    director  of  Dreyfus   3rd  Century   Fund,
                                    Dreyfus  General Family of Funds,  Mutual of
                                    America  Life  Insurance  Company,  American
                                    Home  Products  Corporation  and IMS  Health
                                    Incorporated.


JAMES C. ALLEN                      Mr.  Allen has been a director  of  WorldCom
3023 Club Drive                     since March 1998.  Mr. Allen is currently an
Destin, FL 32541                    investment   director   and  member  of  the
U.S.A.                              general  partner of Meritage  Private Equity
                                    Fund, a venture capital fund specializing in
                                    the  telecommunications  industry. Mr. Allen
                                    is  the  former  Vice   Chairman  and  Chief
                                    Executive  Officer and a former  director of
                                    Brooks Fiber Properties, Inc. ("BFP"), where
                                    he served in such capacities from 1993 until
                                    January 1998.  Mr. Allen served as President
                                    and  Chief   Operating   Officer  of  Brooks
                                    Telecommunications Corporation, a founder of
                                    BFP,  from  April  1993  until it was merged
                                    with BFP in January  1996.  Mr. Allen serves
                                    as a director of Verio Inc.,  Completel  LLC
                                    and  David   Lipscomb   University   and  is
                                    Chairman of Open Access Broadband  Networks,
                                    Inc.


JUDITH AREEN                        Ms.  Areen has been a director  of  WorldCom
Georgetown University Law Center    since its merger with MCI in September 1998.
600 New Jersey Avenue, N.W.         Ms.  Areen was a  director  of MCI until the
Washington, D.C.  20001             MCI  Merger.  She has  been  Executive  Vice
U.S.A.                              President for Law Center Affairs and Dean of
                                    the Law Center,  Georgetown University since
                                    1989. She has been a Professor of Law, Georgetown University, since 1976.

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CUSIP No. 98141A 10 1             Schedule 13D               Page 10 of 13 Pages
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                                    Present Principal Occupation or Employment;
Name and Current                    Material Positions Held During the Past Five
Business Address                    Years
----------------                    --------------------------------------------

CARL J. AYCOCK                      Mr.  Aycock has been a director  of WorldCom
123 South Railroad Avenue           since 1983.  Mr.  Aycock served as Secretary
Brookhaven, MS  39601               of  WorldCom  from  1987 to 1995 and was the
U.S.A.                              Secretary  and Chief  Financial  Officer  of
                                    Master Corporation, a motel management and ownership company, from 1989 until 1992.
                                    Subsequent to 1992, Mr. Aycock has been self employed as a financial administrator.


MAX E. BOBBITT                      Mr.  Bobbitt has been a director of WorldCom
70 Beachside Drive                  since  1992.  Mr.  Bobbitt was a director of
Apt. D203                           Advanced   Telecommunications    Corporation
Vero Beach, FL 32963               ("ATC")  until its merger  with  WorldCom in
U.S.A.                              December  1992  (the  "ATC  Merger").  He is
                                    currently  a director  of Cereus  Technology
                                    Partners, Inc., a provider of Internet-based
                                    technology  services,  and Metromedia  China
                                    Corporation  ("MCC"), a  telecom-munications
                                    company.  From July 1998 to the present, Mr.
                                    Bobbitt   has   been  a   telecommunications
                                    consultant. From March 1997 until July 1998,
                                    Mr.  Bobbitt  served as President  and Chief
                                    Executive  Officer of MCC. From January 1996
                                    until March 1997,  Mr. Bobbitt was President
                                    and  Chief   Executive   Officer   of  Asian
                                    American   Telecommunications   Corporation,
                                    which was acquired by MCC in February  1997.
                                    From January 1995 until  January  1996,  Mr.
                                    Bobbitt was a telecommunications consultant.



BERNARD J. EBBERS                   Mr.  Ebbers  has been  President  and  Chief
                                    Executive  Officer of  WorldCom  since April
                                    1985. Mr. Ebbers has served as a director of WorldCom since 1983.



FRANCESCO GALESI                    Mr.  Galesi has been a director  of WorldCom
The Galesi Group                    since 1992. Mr. Galesi was a director of ATC
435 East 52nd Street                until  the ATC  Merger.  Mr.  Galesi  is the
New York, NY  10022                 Chairman and Chief Executive  Officer of the
U.S.A.                              Galesi  Group,   which  includes   companies
                                    engaged in distribution, manufacturing, real
                                    estate and  telecommunications.  Mr.  Galesi
                                    serves as a director  of Walden  Residential
                                    Properties,   Inc.,  and  Keystone  Property
                                    Trust.



STILES A. KELLETT, JR.              Mr.  Kellett  has  served as a  director  of
Kellett Investment Corporation WorldCom since 1981. Mr. Kellett has been 200 Galleria Parkway, Suite 1800 Chairman of Kellett Investment Corporation
Atlanta, GA 30339 U.S.A.            since 1995. Mr. Kellett serves as a director
                                    of Netzee, Inc.

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CUSIP No. 98141A 10 1             Schedule 13D               Page 11 of 13 Pages
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                                    Present Principal Occupation or Employment;
Name and Current                    Material Positions Held During the Past Five
Business Address                    Years
----------------                    --------------------------------------------

GORDON S. MACKLIN                   Mr.  Macklin been a director of the WorldCom
8212 Burning Tree Road              since its merger with MCI in September 1998.
Bethesda, MD 20817                  Mr.  Macklin was a director of MCI until the
U.S.A.                              MCI  Merger.  Mr.  Macklin  is  currently  a
                                    corporate financial advisor. From 1993 until
                                    1998, Mr. Macklin served as Chairman,  White
                                    River Corporation,  an information  services
                                    company.  Mr.  Macklin is also a director of
                                    White  Mountains   Insurance  Group,   Ltd.,
                                    Overstock.com,       Martek      Biosciences
                                    Corporation,   MedImmune,   Inc.,  Spacehab,
                                    Inc.,  and  director,  trustee  or  managing
                                    general  partner,  as the case may be, of 47
                                    of the investment  companies in the Franklin
                                    Templeton  Group of Funds.  Mr.  Macklin was
                                    formerly   chairman,   Hambrecht  and  Quist
                                    Group; and President, National Association of Securities Dealers, Inc.



JOHN A. PORTER                      Mr.  Porter has been a director  of WorldCom
Integra Funding                     since  1988.   Mr.  Porter  served  as  Vice
295 Bay Street, Suite 2             Chairman  of  the  Board  of  WorldCom  from
Easton, MD  21601                   September 1993 until WorldCom's  merger with
U.S.A.                              MFS Communications  Company, Inc. ("MFS") in
                                    December  1996 (the "MFS Merger") and served
                                    as  Chairman  of the Board of  Directors  of
                                    WorldCom from 1988 until September 1993. Mr.
                                    Porter  also  serves as the  Chairman of the
                                    Board  of  Directors  of  TelTek,   Inc.,  a
                                    holding company which currently holds all of
                                    the    stock    of    Industrial    Electric
                                    Manufacturing,    Inc.,   and   Phillips   &
                                    Brooks/Gladwin,        Inc.,       equipment
                                    manufacturers for deregulated electrical and
                                    telecommunications  markets.  Mr. Porter was
                                    previously President and sole shareholder of
                                    P.M.  Restaurant Group, Inc. which filed for
                                    protection  under  Chapter  11 of the United
                                    States   Bankruptcy   Code  in  March  1995.
                                    Subsequent to March 1995, Mr. Porter sold all of his shares in P.M. Restaurant Group, Inc. Mr. Porter is also a director of Uniroyal Technology Corporation and Inktomi,
                                    Inc.



BERT C. ROBERTS, JR.                Mr. Roberts has been a director and Chairman
WorldCom, Inc.                      of the Board of  WorldCom  since its  merger
1801 Pennsylvania Avenue, N.W.      with MCI in September  1998. He was Chairman
Washington, D.C.  20006             of  the  Board  of MCI  from  June  1992  to
U.S.A.                              September   1998,   when  it   merged   with
                                    WorldCom.  He was Chief Executive Officer of
                                    MCI from December 1991 to November  1996. He
                                    was President and Chief Operating Officer of
                                    MCI  from  October  1985  to June  1992  and
                                    President of MCI WORLDCOM Network  Services,
                                    Inc. from May 1983 to June 1992. Mr. Roberts
                                    is  a  director  of  The  News   Corporation
                                    Limited,    Telefonica   de   Espana,   S.A.
                                    ("Telefonica"), Valence Technology, Inc. and
                                    CAPCure.

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CUSIP No. 98141A 10 1             Schedule 13D               Page 12 of 13 Pages
---------------------                                        -------------------

                                    Present Principal Occupation or Employment;
Name and Current                    Material Positions Held During the Past Five
Business Address                    Years
----------------                    --------------------------------------------

JOHN W. SIDGMORE                    Mr.  Sidgmore serves as Vice Chairman of the
WorldCom, Inc.                      Board of WorldCom.  Mr.  Sidgmore has been a
22001 Loudoun County Parkway        director  of  WorldCom  since the MFS Merger
Ashburn, VA  20147                  and has  served as a  director  of MFS since
U.S.A.                              August  1996.  From the MFS Merger until the
                                    MCI  Merger,  Mr.  Sidgmore  served  as Vice
                                    Chairman  of the Board and Chief  Operations
                                    Officer  of  WorldCom.   Mr.   Sidgmore  was
                                    President and Chief Operating Officer of MFS
                                    from August  1996 until the MFS  Merger.  He
                                    was  Chief   Executive   Officer   of  UUNET
                                    Technologies,  Inc. ("UUNET") from June 1994
                                    until October  1998,  and President of UUNET
                                    from  June  1994 to  August  1996  and  from
                                    January 1997 to September 1997. Mr. Sidgmore
                                    has  been a  director  of UUNET  since  June
                                    1994.  From 1989 to 1994,  he was  President
                                    and   Chief   Executive   Officer   of   CSC
                                    Intelicom,  a  telecommunications   software
                                    company.  Mr.  Sidgmore is a director of ADC
                                    Telecommunications,  Inc., and MicroStrategy
                                    Incorporated.



SCOTT D. SULLIVAN                   Mr. Sullivan has been a director of WorldCom
                                    since  1996.  Mr.  Sullivan  serves as Chief
                                    Financial Officer and Secretary of WorldCom.
                                    From the ATC Merger until December 1994, Mr.
                                    Sullivan   served  as  Vice   President  and
                                    Assistant  Treasurer of WorldCom.  From 1989
                                    until  1992,  Mr.   Sullivan  served  as  an
                                    executive   officer  of  two   long-distance
                                    companies, including ATC. From 1983 to 1989,
                                    Mr. Sullivan served in various capacities with KPMG LLP.


LAWRENCE C. TUCKER                  Mr.  Tucker  is a general  partner  of Brown
Brown Brothers Harriman & Co.       Brothers  Harriman & Co., a private  banking
59 Wall Street                      firm,  since 1979 and currently  serves as a
New York, NY  10005                 member  of  the  Steering  Committee  of the
U.S.A.                              firm's partnership. He is also a director of
                                    Riverwood    Holdings,     Inc.,    National
                                    Healthcare Corporation, VAALCO Energy, Inc.,
                                    World  Access,   Inc.,   National  Equipment
                                    Services,  Inc.,  and US Unwired,  Inc.  Mr.
                                    Tucker has served as a director of WorldCom since May 1995, and previously served as a director of WorldCom from May 28, 1992 until the ATC Merger.


JUAN  VILLALONGA                    Mr.  Villalonga  has served as the  Chairman
(citizen of Spain)                  and Chief Executive Officer of Telefonica, a
Telefonica de Espana,  S.A          provider of  telecommunications  services in
Gran Via 28, 9th floor              Spain, since 1996. He has been a director of
28013 Madrid                        WorldCom  since  November 1998 pursuant to a
Spain                               Strategic     Alliance    Agreement    among
                                    Telefonica, MCI and WorldCom. Mr. Villalonga was previously the Chief Executive Officer of Bankers Trust in Spain and Portugal, the Chief Executive Officer of CS First Boston in Spain and a partner at Kinsey & Co., a consulting firm, for nine years.


     Part II. Directors and Executive Officers of MCI WORLDCOM Network Services, Inc. ("MCI WNS"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of MCI WNS. The principal address of MCI WNS is 1801 Pennsylvania Avenue, N.W., Washington, D.C. 20006, U.S.A. The current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056. Each person listed below is a citizen of the United States. The position set forth opposite the individual's name refers to a position with MCI WNS.

---------------------                                        -------------------
CUSIP No. 98141A 10 1             Schedule 13D               Page 13 of 13 Pages
---------------------                                        -------------------



                                    Present Principal Occupation or Employment;
Name and Current                    Material Positions Held During the Past Five
Business Address                    Years
----------------                    --------------------------------------------

BERNARD J. EBBERS                   Director,   President  and  Chief  Executive
                                    Officer. (See Part I Above) Secretary,


SCOTT D. SULLIVAN                   Treasurer and  Chief   Financial    Officer.
                                    (See Part I Above)


         Part III. Directors and Executive Officers of MFS Telecom, Inc. ("MFS"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of MFS. The principal address of MFS and the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, MS 39056, U.S.A. Each person listed below is a citizen of the United States. The position set forth opposite the individual's name refers to a position with MFS.


                                    Present Principal Occupation or Employment;
Name and Current                    Material Positions Held During the Past Five
Business Address                    Years
----------------                    --------------------------------------------


BERNARD J. EBBERS                   Director,   President  and  Chief  Executive
                                    Officer. (See Part I Above) Secretary,


SCOTT D. SULLIVAN                   Treasurer and Chief Financial Officer.  (See
                                    Part I Above)



     Part IV. Directors and Executive Officers of Brooks Fiber Communications of Texas, Inc. ("Brooks"). Set forth below are the name, current business address, citizenship and the present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of Brooks. The principal address of Brooks and the current business address for each individual listed below is 500 Clinton Center Drive, Clinton, Mississippi 39056, U.S.A. Each person listed below is a citizen of the United States. The position set forth opposite the individual's name refers to a position with Brooks.



                                    Present Principal Occupation or Employment;
Name and Current                    Material Positions Held During the Past Five
Business Address                    Years
----------------                    --------------------------------------------

BERNARD J. EBBERS                   Director,   President  and  Chief  Executive
                                    Officer. (See Part I Above)


SCOTT D. SULLIVAN                   Secretary,  Treasurer  and  Chief  Financial
                                    Officer. (See Part I Above)